# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perimeter Solutions, Inc., CIK 0001880319
CUSIP: 71385M107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8000 MARYLAND AVE., SUITE 350, CLAYTON, Missouri (MO), 63105
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001126328-22-000023
Filed by CIK 0000769734

## Reporting persons
- PRINCIPAL GLOBAL INVESTORS: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,375,024; sole dispositive power 0; shared dispositive power 13,375,024; aggregate amount beneficially owned 13,375,024 (8.2% of the class)
- PRINCIPAL FUNDS, INC.: type of reporting person: investment company (IV); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 9,151,796; sole dispositive power 0; shared dispositive power 9,151,796; aggregate amount beneficially owned 9,151,796 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Perimeter Solutions, Inc.
Address of issuer's principal executive offices:
8000 MARYLAND AVE., SUITE 350, CLAYTON, MISSOURI
63105

## Item 2. Person Filing
Name of person filing:
PRINCIPAL GLOBAL INVESTORS

PRINCIPAL FUNDS, INC.
Address of principal business office or, if none, residence:
PRINCIPAL GLOBAL INVESTORS
711 HIGH STREET
DES MOINES, Iowa
50392-0300

PRINCIPAL FUNDS, INC.
711 HIGH STREET
DES MOINES, Iowa
50392-0300
Citizenship:
PRINCIPAL GLOBAL INVESTORS - DELAWARE

PRINCIPAL FUNDS, INC. - MARYLAND

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 13,375,024
Percent of class: 8.2
Sole power to vote or to direct the vote:
PRINCIPAL GLOBAL INVESTORS - 0

PRINCIPAL FUNDS, INC. - 0
Shared power to vote or to direct the vote:
PRINCIPAL GLOBAL INVESTORS - 13,375,024

PRINCIPAL FUNDS, INC. - 9,151,796
Sole power to dispose or to direct the disposition:
PRINCIPAL GLOBAL INVESTORS - 0

PRINCIPAL FUNDS, INC. - 0
Shared power to dispose or to direct the disposition:
PRINCIPAL GLOBAL INVESTORS - 13,375,024

PRINCIPAL FUNDS, INC. - 9,151,796

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: As of June 30,2026 the Principal MidCap Fund, a series to the Principal Funds, Inc., had ownership of 9,151,796 shares representing 5.6%.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
This statement is filed by Principal Global Investors, LLC and Principal Funds, Inc. jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1.

## Signatures
- PRINCIPAL GLOBAL INVESTORS: /s/ J. Markham Penrod, J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (07/31/2026)
- PRINCIPAL FUNDS, INC.: /s/ John L. Sullivan, John L. Sullivan, Counsel and Assistant Secretary (08/05/2026)